Exhibit 99

Corporate Office • 107 W. Franklin Street • P.O. Box 638 • Elkhart, Indiana 46515-0638

Phone: (574) 294-7511 • Fax: (574) 522-5213

In these extremely volatile and uncertain times, we at Patrick Industries wanted to take a moment to update you and provide some relevant information related to our financial condition and current events as they exist in the marketplace.

First of all, we are extremely appreciative and thankful for your continued support and view our relationship as a partnership whereby we want to be able to communicate both positive and negative information in an effort to ensure that the strategic decisions you make are based on the most up-to-date fact-based information.

With regards to our current credit situation, we have been actively engaged with our senior bank group since the inception of our most recent credit facility which we entered into in May 2007 in connection with the acquisition of Adorn. We have developed positive working relationships with the members of the senior bank group and an open communication channel where we have been proactive in keeping them updated as to relevant happenings both with the Company and in the industries we serve. Our senior bank group has been appreciative of the Company’s efforts, drive, abilities, and deliverables as we have moved through these turbulent times. Some of our accomplishments over the past eighteen months include:

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Net debt reduction through September 30, 2008 of approximately $42 million since the acquisition of Adorn in May 2007 – this is approximately $29 million over and above the scheduled debt service requirements in place at the inception of the credit agreement.

•	Completion of our Rights Offering and Private Placement with Tontine Capital Partners to provide additional equity capital for the business.
•	Completion of the consolidation of Patrick and Adorn pursuant to the deliverables and timeline established at the acquisition date.
•	The elimination of certain non-value added activities in conjunction with our ongoing lean initiatives in all functional areas of the Company.
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Proactive substantial and necessary cost cutting initiatives to keep our operating costs aligned with our revenue base and to keep our overhead structure at a level which is consistent with our operating needs.

The above list is certainly not all-inclusive but reflective of the intent of the senior management team and Board of Directors to provide a business model that is the most advantageous for our customer base and the most secure to handle the ongoing challenges we continue to face.

We recently disclosed in our 3rd quarter 2008 10Q that we missed two of our mathematical financial covenants in our credit facility, which was anticipated and disclosed in our 2nd quarter 2008 10Q filing in August 2008. We have been involved in discussions with our bank group with regard to these anticipated covenant violations since the second quarter and have been diligently working to put a new facility in place which will provide greater flexibility in this difficult operating environment. We were on track to complete and put a new facility in place until macroeconomic conditions rapidly began to deteriorate as evidenced by the volatility in the marketplace late in the third quarter and into the first part of the fourth quarter. As we are sure you are aware, credit provided by the financial institutions is extremely restricted right now, and from our perspective under normal economic conditions, we would have had a new credit agreement effective and in place long ago.

From a cash flow perspective, we believe that we have adequate liquidity to meet our operating needs in the short term, and plans in place to be able to operate in the long term, if necessary. We have a substantial asset collateral base which, from our perspective, is more than sufficient to cover any outstanding senior debt and the market value of our major tangible properties exceeds the book value. With respect to negotiations with our senior lenders, we are very close to having a term sheet with our bank group which will provide the Company with additional liquidity to meet its operating needs for the long-term, and expect to announce the completion of this facility in some form within the next few weeks.

One of the other items we would like to address is the most recent Schedule 13D/A filing by Tontine, our largest shareholder, related to their intent to explore strategic alternatives to monetize their position in Patrick Industries. These alternatives are being explored by Tontine as a result of their situation, not the Company’s. The Company and Tontine have had an extremely positive relationship over the past five years and we certainly hope to continue this relationship in the future. However, in the event that Tontine does determine to sell their interests in the Company, we believe that they are committed to working with us to provide a replacement shareholder or shareholders who are equally committed to the continued success of the business and business model.

These are extremely difficult and uncertain times as you well know. We as a senior management team at Patrick want to reassure you that we are committed to our customers, suppliers, shareholders, employees, and friends and that we will continue to keep you updated on events as they develop either through general communication, our SEC filings, your relationships with our team members, or by direct communication with you individually. We also want you to know that you are always welcome to call or visit us with questions and that we will be as open and honest as we can to continue to provide you with fact-based information for you to make the most educated decisions as you guide your business model. Again, we are extremely grateful and appreciative of your continued support and we look forward to working with you as we navigate these volatile times.

Sincerely,

Paul E. Hassler, Chief Executive Officer

Todd M. Cleveland, President and Chief Operating Officer

Andy L. Nemeth, Chief Financial Officer	November 17, 2008